EXHIBIT 6i

KEMTEK ANALYTICAL, INC. SALES REPRESENTATIVE AGREEMENT

This Agreement, made and entered into effective as of August 25th, 2000 between Kemtek Analytical, Inc., 2425 Ridgecrest Dr. SE, Albuquerque, NM 87108 ("KTA") and Bob Thompson d.b.a. Cal-Bay Controls, 1582 Parkway Loop, #G, Tustin, CA 92780 ("Sales Representative").

RECITALS

KTA is engaged in the manufacture, distribution and sales of certain products identified on Exhibit A hereto (the "Products"). Certain Products may be restricted within the territory to specific market segments ("Markets") which shall be defined in Exhibit A. The parties desire to promote the sale of the Products in the territory noted on Exhibit A ("Territory").

NOW, THEREFORE, in consideration of the mutual promises set forth, it is agreed by and between the parties as follows:

1. APPOINTMENT AND TERM

1.1. APPOINTMENT AND PRODUCTS. Subject to the terms and conditions of this Agreement, KTA hereby appoints Sales Representative to solicit sales of the Productsin the Territory. Sales Representative hereby accepts such appointment. IfKTA ceases to manufacture or sell any Product, Exhibit A shall be deemed amended to exclude suchProduct upon written notification by KTA to Sales Representative.

Sales Representative is the exclusive sales representative for those Products designated on Exhibit A as exclusive. During the term of this Agreement, KTA agrees, to the extent permitted by law, to maintain Sales Representative's exclusivity with respect toExclusive Products in the Territory and not to appoint another sales representative ofExclusive Products in theTerritory. KTA is not obligated to pay commission on the sale of any Products to an OEM and/or value-added Reseller ("VAR") located within or outside of the Territory. Nothing contained herein shall in any manner restrict KTAfrom appointing sales representative for Products in areas other that the Territory or from appointing another sales representative in theTerritory for KTA products other than Exclusive Products.

1.2. TERM. The term of this Agreement shall commence on the date hereof and, unless terminated earlier in accordance with this Agreement, shall continue for the period set out in Exhibit A; provided, however, that this Agreement may be terminated at any time either party upon written notice of termination given at least thirty (30) days in advance of the date on which termination is to become effective.

2. DUTIES OF SALES REPRESENTATIVE

2.1. GENERAL. Sales Representative shall, at all times, use its best efforts to promote the sales of the Products in theTerritory. All orders obtained by Sales Representativeshall be transmitted immediately to KTA. Sales Representative agrees to act in the mutual interest of the parties in dealing with customers and promptly to advise KTA of any complaints with respect to the Product.

2.2. SALES QUOTA. A sales quota for the Territory is stated in Exhibit A ("Sales Quota"). The Sales Representative agrees to meet the Sales Quota on a quarterly basis and an annual basis. Failure to obtain orders in accordance with the Sales Quotaestablished per quarter or per year shall constitute a breach of Sales Representative's obligations. The waiver of KTA to exercise its right of termination if Sales Representative fails to obtain orders in accordance with the Sales Quota for any given quarter or year shall not constitute a wavier of such right with respect to any failure to satisfy the Sales Quota for any subsequent quarter or year.

2.3. FORECASTS. A monthly forecast listing the KTA potential opportunities must be provided to the National Manager the last week of each month. The forecast should include the customer name, company, products involved, sales engineer, forecasted month and probability of sale.

2.4. PREMISES and PERSONNEL of SALES REPRESENTATIVE. Sales Representativeagrees to maintain premises and personnel adequate in number and sufficiently trained to promote and demonstrate to customers for all Products listed on Exhibit A. Each member of Sales Representative's staff engaged in the promotion, installation, or service of Products shall attend a KTA training program for the Products, if it is offered, at least once each year during the term of this Agreement or as specified on Exhibit A of this Agreement. If a new Product is introduced, Sales Representative'sstaff shall attend the KTAtraining program for that Product. Sales Representative shall be responsible for its travel and other expenses in attending the training programs.

2.5. MARKET INFORMATION. Sales Representative will keep KTA informed of all market conditions in the Territoryrelevant to the promotion of the Products, including, without limitations, (a) pricing practices of third parties, and (b) any activities of third parties which may constitute an infringement of any patents, trademarks, or other intellectual property rights ofKTA. Upon request by KTA, Sales Representative shall furnish KTA with trade statistics and other information relating to the promotion of theProducts in Territory.

2.6. DEMONSTRATION UNITS. KTA in its sole direction may offer Sales Representativethe use of certain Products for the purpose of demonstrating such Products to potential customers ("Demonstration Units"). Sales Representative shall return allDemonstration Units to KTA within one (1) week of demand by KTA. KTA may set specific terms of the purchase from time to time of Demonstration Units by Sales Representative. Sales Representative must use each product so purchased for demonstration purposes only for a minimum of six (6) months from date of delivery before selling such product to a customer unless KTA grants prior written approval.

Sales Representative must reply to KTA's demonstration inventory status report once a quarter within two (2) weeks of receipt. Any demonstration units, including manuals and accessories which Sale Representative does not have in its possession will be invoiced as sold to Sales Representative and such amount will be deducted from the followings month's commission statement or directly charged to Sales Representative.

3. PRICES AND TERMS OF SALE

3.1. PRICES and TERMS. The prices of the Products shall be determined by KTA from time to time. KTA's current price list is referenced in the enclosed KTA literature. Any changes to the KTA Price List will be effective thirty (30) days after Sales Representative receipt of such notices. All terms and provisions with respect to the sale of Product including, but not limited to, payment, delivery terms and warranties, will be as determination by KTA. All orders transmitted to KTA by Sales Representative, or received by Sales Representative are subject to acceptance or non-acceptance by KTA. The acceptance or rejection of an order by KTA shall be final, binding and conclusive upon the customer, KTA and the Sales Representative,KTA may reject an order for any reason whatsoever in its sole direction.

3.2. QUOTES. KTA will issue all quotations. Sales Representative is responsible for providing the required information.

3.3. REPRESENTATION by SALES REPRESENTATIVE. Sales Representative shall make no warranties or representations concerning the Products unless and to the extent authorized by KTA in writing. Nor shall the Sales Representative make any representations or statements concerning prices, terms of delivery, terms of payment or conditions of sales except and to the extent authorized by KTA in writing.

The Sales Representative shall not, directly or indirectly, sign any agreement or contract on behalf of KTA or which in any way binds or purports to bind KTA. The Sales Representative covenants and agrees that, when dealing with third parties, it will act in manner as to avoid any ambiguity or dispute as to the nature and extent of its authority as provided and limited in this Agreement.

3.4. FORCE MAJEURE. KTA shall not be liable for any delay or failure to make any delivery (or portion thereof) when due, if occasioned, in whole or in part, by an act of God or the public enemy, fire, explosion, perils of the sea, flood, drought, was riots, civil insurrection, sabotage, accident, embargo, governmental priority, requisition or shortage or failure of supply of material or labor, or strikes or other labor trouble, unavailability or transportation or any occurrence, act, cause or thing beyond the control of KTA.

4. DUTIES OF KTA

4.1. SALES MATERIALS. KTA shall supply Sales Representative with reasonable quantities of sales materials and such technical information regarding the Products asKTA deems reasonably necessary for the promotion of the Products in theTerritory.

4.2. CONSULTATION. KTA will be available at its facility during reasonable business personnel hours and upon reasonable request to offer technical advice and consultation in connection with the sale of Products.

4.3. TRAINING. KTA shall offer to Sales Representative training programs in the Productsat its Madison, WI location or a mutually agreed upon location. KTA will offer these programs at no charge. KTA will also provide training programs for any new Productsintroduce during the term of this Agreement.

5. CONSIDERATIONS

5.1. COMMISSIONS. Subject to the terms and conditions of this Agreement, KTA shall pay to the Sales Representativecommissions on sales which are solicited by the Sales Representative and which result in the firm orders of sales contracts on hard copy purchase orders signed by the customer during the term of this Agreement. Such commissions shall be computed on the basis of the Net Sales Price of Products, at the rate set forth in Exhibit A attached hereto. With respect to Non-ExclusiveProducts, no commission shall be payable to the to the Sales Representative with respect to Non-Exclusive Products sold by or as a result of the efforts of other agents or distributors ofKTA, or with respect to Non-Exclusive Products sold by KTAdirectly. For purposes of this Agreement, "Net Sales Price" shall mean the gross amount invoiced by KTA, less the following: (a) costs of insurance and transportation; (b) sale added taxes, sales taxes or similar turnover taxes. The commissions shall be payable in accordance with the schedule as described in Exhibit A. Payments shall be adjusted to take into account discounts and return of Demonstration Units. KTA shall be entitled to a credit against commissions due or paid on any sale that is uncollectable.

In the event that Sales Representative sells a Product the destination of which is outside the Territory and a claim of compensation is made by another sales representative, Sales Representative agrees to reimburse immediately KTA for the full amount of the claim or such amount can be set-off against any commission to be paid to Sales Representative.

5.2. SPILT COMMISSIONS. On orders involving more then one (1) territory, or more than one (1) representative, KTA may split the full commission among the representatives involved as described in Exhibit A.

The sum of the commission shall add up to the full commission based on the Net Sales Price and other provisions of Paragraph 5.1 and 5.3.

5.3. SETTLEMENT PRICE. In the event there should be a dispute or disagreement for any reason whatsoever between KTAand any customer over the payment of an order and in settlement thereof KTA accepts less then the full purchase price of the order as originally entered, Sales Representative's commission shall be based upon this final settlement price. Sales Representative will be consulted in the matter prior to any negotiations with the customer.

6. COMPETITIVE PRODUCTS

Sales Representative shall not sell or represent manufactures of products which KTAdetermines to be competitive with theProducts listed in Exhibit A. Sales Representative agrees to submit upon demand by KTA a complete list of companies it represents.

7. TRADEMARKS

Sales Representative shall have no rights to use to corporate name of KTA, or to use any trademark or trade names of KTA, except as KTA may authorize in writing. Whenever Sales Representative shall make reference to its relationship with KTA, whenever in advertising or otherwise, Sales Representative shall describe its relationship only as a sales representative of KTAfor the Products. Any use by Sales Representative of the corporate name, or any trademark, logo or trade name of KTA (if permitted as provided above), shall be for the exclusive benefit of KTA. Immediately upon termination of this Agreement, Sales Representative shall cease all use of the corporate name, trademark, logos or trade names of KTA.

8. TERMINATION

8.1. INSOLVENCY. KTA may terminate this Agreement without judicial notice or resolution by giving ten (10) days written notice in the following events: (a) Sales Representative has ceased to conduct its operations in the normal course of business as a sales representative; (b) Sales Representative enters into suspension of payments, or commences, or becomes the subject of any action relating to bankruptcy, insolvency, reorganization, or dissolution; (c) Sales Representative has made a general assignment for the benefit or creditors; (d) Sales Representative has become insolvent; (e) Sales Representative has attempted to assign, convey, or otherwise transfer in whole or in part any of Sales Representative's full, true, and correct disclosure of the proposed transaction to KTA; (f) the death, incapacity, removal from employment or resignation of its principals and or any of its key sales employees involved in KTA's Products; or (g) Sales Representative provides falsified data or information toKTA.. Sales Representative hereby acknowledges that ten (10) days is a reasonable and adequate period of notice under the circumstances, including the extent of the expenditures, investments and commitments made and to be made by Sales Representative under this Agreement.

8.2. PROSPECT LIST. If the Sales Representative wants to qualify for any commission after termination, Sales Representative must submit prior to the effective date of termination a written list identifying prospective purchase orders by model number and product category, customer facility, address and cognizant technical individual ("Prospect List"). Sales Representative must also supply KTA with sufficient information to substantiate its claim to such orders such as copies of quotations, dates, sales calls, correspondence and any other evidence of Sales Representative'sinvolvement with such orders.Sales Representative shall be entitled to fifty percents (50%) of the commission for hard copy purchase orders from theProspect List received by KTA within sixty (60) days after the effective date of termination.

8.3. MATERIAL BREACH. In the event either party commits a material breach of this Agreement including, but not limited to, without limitation a breach of Paragraphs 2.2, 2.4, 2.5, and 2.6 and such party fails to remedy such default within thirty (30) days of receipt of written notice thereof from the opposite party, the party giving such notice may, at any time thereafter without judicial notice or resolution, terminate this Agreement. Sales Representative acknowledges that thirty (30) days is reasonable and adequate period of notice under the circumstances, including the extent of the expenditures, investments and commitments made and to be made by Sales Representative under this Agreement.

8.4. RETURN OF DEMONSTRATION UNITS. In the event of the termination of this Agreement, whether upon the expiration of the term of this Agreement or pursuant to the provisions of this Section, Sales Representative shall return any and allDemonstration Units of Products in its possession within two (2) weeks from the date of termination of this Agreement. Shall the Sales Representative not return such Demonstration Units of Products within two (2) weeks from the date of termination of this Agreement, Sales Representative is obligated to pay KTA list price for the units. If a Demonstration Unit is returned in a damaged condition due to more then ordinary and reasonable use, the Sales Representative shall pay all necessary refurbishment costs to enable KTA to sell that Demonstrated Unit.

8.5. GOODWILL. KTA shall not be liable to Sales Representative for compensation, reimbursement or damages on account of the loss of prospective profits on anticipated sales, or on account of expenditures, investments, leases, employee termination pay or other commitments or expenses relating to the business or goodwill of Sales Representative.

8.6. NO RELEASE. Termination of this Agreement shall not relieve or release either party from any payments, which it may owe to the other under the terms of this Agreement.

8.7. CESSATION OF ADVERTISING. Upon termination or expiration of this Agreement,Sales Representative agrees to immediately cease using all advertising matter and other printed matter in its possession or under its control containing any of the trade names, trademarks or logos of KTA.

9. RELATIONSHIP OF PARTIES AND ACTION FOR BREACH

The Parties acknowledge that their relationship under this Agreement is that of an independent contractor relationship. Except as is expressly provided in this Agreement, under no circumstances shall Sales Representative, its agents or employees, if any , be deemed agents of KTA in any respect whatsoever. Sales Representative shall have no right, power or authority in any way to bind implied, between KTA and any other third party, except upon the express prior written consent of KTA. Sales Representative shall indemnify and hold KTA harmless from and against any and all liabilities, losses, damages, injuries, costs, expenses causes of action, claims, demands, assessments and similar matters, including without limitation reasonable attorney's fees, resulting from or in connection with any act or omission by Sales Representative. KTA shall indemnify and hold Sales Representative harmless from and against any and all liabilities, losses, damages, injuries, costs, expenses, causes of action, claims, demands, assessments and similar matters, including reasonable attorney's fees, resulting from or arising out of the design, manufacture, deliver, and performance of the Products, including such liability is limited to the cost of the purchased product, claims for liability and patent or trademark or trade name infringement. Sales Representative agrees that it shall not in any manner make representations or statements or undertake any actions adverse to the best interests of KTA. Sales Representative acknowledges that is has paid no fee or other consideration for any right under this Agreement. It is the express intent of the parties, pursuant to their right to freedom of each resulting from such relationship and that no federal of state law or any other law purporting to alter the relationship between KTAand Sales Representative, presently in force or thereafter enacted, may apply to the rights and obligations of and between the parties to this Agreement. The rights and obligations of the parties in the event of termination of this Agreement have been separately bargained for and are intended by both parties to be in lieu of any rights or obligations arising under any state or federal law, or any other law purporting to alter the relationship between the parties.

10. TRADE SECRETS

10.1. CONFIDENTIALITY. Sales Representative acknowledges that it may have received and may from time to time receive information from KTA, which is the confidential property of KTA. Sales Representative agrees that it shall not reveal to any person or entity any such confidential information. The duty no to disclose such information shall survive the termination of this Agreement. For the purpose of this Agreement, confidential information is information not generally known, including trade secrets about methods, processes and products, and includes but is not limited to information relating to such matters as product testing and quality control protocols, processes, techniques, chemical composition or materials, products specifications, customer lists, management systems and marketing information. All information disclosed to Sales Representative whichSales Representative has a reasonable basis to believe is confidential information or which is treated by KTA as confidential information shall be presumed to be confidential information of KTA. Likewise KTA shall reciprocate with regard to confidential information of Sales Representative.

10.2. RETURN OF INFORMATION. Upon termination of this Agreement, or at any time KTA so requests, Sales Representative shall return to KTA all notes, memoranda, notebooks, drawings, or other documents in its possession, compiled by it or delivered to it concerning any confidential or proprietary information, including copies thereof; it being agreed that the same and all information contained therein are at all times the property of KTA.

11. MISCELLANEOUS

11.1. ASSIGNMENT OR TRANSFER. The rights of Sales Representative hereunder are not assignable or transferable without the prior consent of KTA.

11.2. SEVERABILITY OF PROVISIONS. Any provisions or provisions of this Agreement which in any way contravene the law of any state or country in which this Agreement is effective shall, in such state of country, to the extent of such contravention law, be deemed separable and shall not affect any other provision hereof or the validity hereof.

11.3. NOTICES. All notices under this Agreement shall be in writing, and may be delivered by hand or sent by mail, cable, or telefax. Notices sent by mail shall be deemed received on the date of receipt indicated by the receipt verification provided by the government postal service through which such letter is sent. Notices sent by telefax or cable shall be presumed received the day on the event that the sender's copy of the telefax contains the "answer back" of the other party's telefax. Notices shall be given, mailed or sent to the parties at the following addresses:

If to KTA: Kemtek Analytical, Inc.

2425 Ridgecrest dr. SE

Albuquerque, NM 87108

If to Sales Representative Cal-Bay Controls

1582 Parkway Loop, Suite G

Tustin, CA 92780

11.4 ENTIRE AGREEMENT. This Agreement sets forth the entire Agreement and understanding between the parties on the subject matter thereof, and merges all prior discussions and negotiations between them. Neither of the parties shall be bound by any conditions, definitions, representations or warranties with respect to the subject matter of this Agreement other than expressly provided herein or as duly set forth on or subsequent to the date hereof in a writing signed by a duly authorized representative of the party to be bound hereby.

11.5 GOVERNING LAW. This Agreement shall be considered as having been entered into the State of New Mexico and shall be interpreted and governed by the laws of the United States of America and State of New Mexico. Any action arising out of, related to, or connected with this Agreement shall be commenced in the proper United State District Court for New Mexico. The parties consent to venue in such courts and to jurisdiction of such courts over their respective persons.

11.6 REMEDIES. In recognition of the irreparable harm that a violations of Sales Representative's covenants under this Agreement would cause KTA, Sales Representative agrees that in addition to any other relief afforded by law, an injunction against such violation may be issued against it and every other person concerned thereby, it being the understanding of the parties that both damages and an injunction may be proper modes of relief and are not to be considered mutually exclusive rememdies.

11.7 AMENDMENT AND WAIVER.. This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver writing be executed by such party. No course of dealing between or among any persons having any interest in this Agreement or any rights or obligations of any person under or by reason of this agreement. The waiver by either party of its rights or remedies in any one instance shall not constitute a waiver of such rights in any other instance.

IN WITNESS WHEREOF, the parties hereby have caused this Agreement to be executed by their duly authorized officers at the places and on the dates set forth below.

By: Robert J. Thompson By: /s/

/s/

On: 09/21/00 On: 08/25/00

EXHIBIT A

REPRESENTATIVE: Bob Thompson d.b.a. Cal-Bay

7353 Teak Way

Rancho Cucamonga, CA 91730

EFFECTIVE DATE OF AGREEMENT: August 25th, 2000 - December 31st, 2000

TERM OF CONTRACT:

One (1) year from the effective date above. Automatically renewed on the anniversary date of this Agreement at the discretion of KTA.

TERRITORY:
State	Zip Codes
Arizona California Hawaii Nevada	All All All All

PRODUCTS AND COMMISSIONS
DESCRIPTION	COMMISSION (% of gross amount invoiced)
Exclusive Products
- Verifier - FT-IR Liquids Analyzer	12% for Selling Activity 03% for Installation
Non-Exclusive Products
- Verifier - Consumable Chemicals (Proprietary Standardization and Rinsing Solutions)	15% for Selling Activity
* 1920x Extended Range Diffuse Reflectance Near Infrared Wavelength Calibration Standard	15% for Selling Activity
- Featherbed - Vibration Damping Baseplates	15% for Selling Activity
* Quantitative Methods Development (including feasibility studies)/Scientific Consulting Services	25% for Selling Activity
Excluded Products
* Service and Service Parts	N/A
QUOTA:One Hundred and Ninety Three Thousand Dollars ($193,000)
DISCOUNT SCHEDULE:To be discussed with KTA management for each case.
COMMISSION PAYMENT:Payable on the 20th of each month after receipt of payment in full by customer. If the customer's payment is received after the 10th of the month, then the commission will be remitted on the 20th of the following month.
SPLIT COMMISSION	Products sold outside of a territory but delivered within the territory will result in split commission as follows:
Verifier - 12% of gross amount invoiced to selling party.
03% of gross amount invoiced to delivery territory IF installation is performed.
All OtherCommission paid in full to selling party.
Finder's fees may be negotiated on a case by case review.